

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 6, 2008

José Luis Magalhães Salazar
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos, 425/8° andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

   Re: **Tele Norte Leste Participações S.A.**
     Form 20-F for Fiscal Year Ended December 31, 2007
     Filed May 6, 2008

     Form 20-F/A for Fiscal Year Ended December 31, 2007
     Filed August 15, 2008
     File No. 1-14487

Dear Mr. Salazar:

  We have reviewed your supplemental response letter dated September 17, 2008 as well as your filing and have the following comment. As noted in our comment letter dated July 25, 2008, we have limited our review to those issues we have addressed in our comments.

José Luis Magalhães Salazar
Tele Norte Leste Participações S.A.
October 6, 2008
Page 2

Form 20-F/A for Fiscal Year Ended December 31, 2007

Note 36 – Summary of the differences between Brazilian GAAP and US GAAP, page F-82

(q) Statement of cash flows, page F-95

1. We note your response to prior comment 1. It is unclear to us whether you distinguish in your cash flow statement the judicial deposits and blockings that are treated as investing activities and the cash flows that are ultimately paid or received upon the conclusion of the judicial proceeding. Tell us whether you reflect those deposits that are paid to a third party as the result of a final ruling against the company as an operating or an investing cash outflow. If they are classified as an investing cash flow, explain to us your consideration of the guidance in paragraph 23e. of SFAS 95, which states that amounts paid as legal settlements should be reflected as operating cash flows.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director